

CENTRASIA MINING CORP.
Suite 300, 1055 West Hastings Street,
Vancouver, BC V6E 2E9 CANADA
Telephone: (604) 688-4110 / Fax: (604) 688-4169
Website www.centrasiamining.com

February 13, 2008   *Trading Symbols: TSXV ─ CTM*
OTCBB ─ CTMHF
Frankfurt ─ C8M

- **Centrasia joins Barrick and Puma Minerals in search for Platinum Group Metals in the Kola Peninsula**

- **Ground Geophysical Surveys identify potential PGM Drill Targets on its 100% owned Tsaga Property and initiates 1,200 metre drill program**

Vancouver, B.C., Centrasia Mining Corp. ("Centrasia" or the "Company") announces that drilling has started on its 100% owned, Tsaga Platinum Group Metals ("PGM") prospect on the Kola Peninsula, Russia. The Tsaga property covers an area of 1,970 square kilometres and is adjacent to the north border of Barrick Gold Corporation's (TSX:ABX) Federova Tundra PGM deposit (13M+ oz. Pd eq), Consolidated Puma Minerals Corp.'s (TSXV:CPW) East Pansky deposit, and Pana PGM's North Reef PGM deposits. Geophysical surveys completed by Centrasia during the summer and fall of 2007, consisting of 159 line kilometres of combined IP/resistivity and ground magnetics have identified a potential zone of sulfide mineralization in a layered ultramafic intrusion.

Previous work in the area consisted of a Soviet era aeromagnetic survey that identified a strong magnetic anomaly which was tested by drilling that identified a layered ultramafic intrusive containing a strata bound titaniferous magnetite deposit. The newly identified potential sulfide zones have not been not drill tested and are in layers separate from the previously identified titaniferous magnetite deposit. Centrasia's local geological staff, which is proficient in the geology of the area, feels that this represents an excellent exploration opportunity analogous to several other PGM deposits in Russia. A 1,200 metre drill program is to commence at Tsaga.

Chairman Cary Pinkowski states: "Concurrent with our ongoing drill program and resource estimate at our Souker Nickel project, we are eager to advance the Tsaga prospect in this world-class platinum metal province. With property of 1,970 square kilometres and Barrick's Federova Tundra testing zones in close proximity to our property boundary, we are excited to move forward."

All of Centrasia's exploration programs are carried out under the supervision of the Bill Tafuri, P.Geol., the Company's Vice President of Exploration and a "Qualified Person" for the purposes of NI 43-101.

Centrasia is listed for trading on the TSX Venture under the symbol "CTM", on the OTCBB under the symbol "CTMHF" and on the Frankfurt Exchange under the symbol "C8M". To find out more about Centrasia Mining Corp., please visit the company website at www.centrasiamining.com.

On behalf of the Board of Directors of
CENTRASIA MINING CORP.

"Cary Pinkowski"

_____

Cary Pinkowski
Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or the accuracy of this release.


City
Platinum/Palladium Projects
Major Mines
Smelter/Mill
Power Plant
Barentz Sea
KOLA PENINSULA
CTM Tsaga Project
Puma Minerals/B2 Gold
Pana PGM
Barrick Gold Corporation Federova Project
White Sea
Murmansk
Pechenga
CTM Souker Project
CTM Uleeta Project
Olenegorsk
Monchegorsk
Apatity
RUSSIA
FINLAND
Kilometres
0
100
68°
66°
30°
35°
40°
Centrasia Mining Corp.
Kola Peninsula, Russia
Property Location Map
February 13, 2008